FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Other Notification, dated February 4, 2009, regarding the presentation of the results of Grupo Santander for 2008 to take place February 5, 2009 at the Grupo Santander City in Boadilla del Monte (Madrid).

Item 1
OTHER NOTIFICATIONS
Banco Santander hereby advises that the presentation of the results of Grupo Santander for 2008 will take place tomorrow Thursday 5th February 2009. For this purpose, a presentation will be given to analysts via webcast at 10:00 a.m. (Madrid time), followed by a further meeting with the press at 12:00 hours (Madrid time).
Both events will take place at the Grupo Santander City in Boadilla del Monte (Madrid). The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.
Boadilla del Monte (Madrid), February 4th, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 4, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President